                                                                    Exhibit 99.6

                              MORTEN BEYER & AGNEW

                            AVIATION CONSULTING FIRM

                            APPRAISAL OF 39 AIRCRAFT



                                  PREPARED FOR:

                     LEASE INVESTMENT FLIGHT TRUST ("LIFT")



                                  MAY 15, 2001

    WASHINGTON, D.C.                  LONDON                     PACIFIC RIM
    2107 WILSON BLVD.          LAHINCH 62, LASHMERE          3-16-16 HIGASHIOOI
        SUITE 750                    COPTHORNE                  SHINAGAWA-KU
ARLINGTON, VIRGINIA 22201           WEST SUSSEX                TOKYO 140-0011
      UNITED STATES               UNITED KINGDOM                    JAPAN
   PHONE +703 276 3200         PHONE +44 1342 716248         PHONE +81 337636845
    FAX +703 276 3201           FAX +44 1342 718967

                      I. INTRODUCTION AND EXECUTIVE SUMMARY

         MORTEN BEYER & AGNEW (MBA) has been retained by Lease Investment Flight Trust ("LIFT") to determine the Current Adjusted Base Value of 39 aircraft in their present configuration as passenger or cargo aircraft. The aircraft and the respective Current Adjusted Base Value of the aircraft are identified in Section III of this report.

         In performing this valuation, MBA did not independently inspect the aircraft and the associated records and documentation associated with each aircraft. MBA relied solely upon the technical data and maintenance status of the aircraft provided by GE Capital Aviation Services ("GECAS").

         Section II of this report presents definitions of various terms, including Current Base Value and Current Market Value as promulgated by the Appraisal Program of the International Society of Transport Aircraft Trading ("ISTAT"). ISTAT is a non-profit association of management personnel from banks, leasing companies, airlines, manufacturers, brokers, and others who have a vested interest in the commercial aviation industry and who have established a technical and ethical certification program for expert appraisers.

         Based on the information set forth in this report, it is our opinion as of DECEMBER 31, 2000 that the Current Adjusted Base Value of this fleet of aircraft is $1,521,214,000 based on the respective adjustments noted in Section IV of this report.

                                 II. DEFINITIONS

CURRENT MARKET VALUE

         ISTAT defines Current Market Value (CMV) as the appraiser's opinion of the most likely trading price that may be generated for an asset under market circumstances that are perceived to exist at the time in question. Current Market Value assumes that the asset is valued for its highest, best use, and the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable and under no unusual pressure for a prompt transaction. It also assumes that the transaction would be negotiated in an open and unrestricted market on an arm's-length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers.

         Market Value of a specific asset will tend to be consistent with its Base Value in a stable market environment. In situations where a reasonable equilibrium between supply and demand does not exist, trading prices, and therefore Market Values, are likely to be at variance with the Base Value of the asset. Market Value may be based upon either the actual (or specified) physical condition or maintenance time or condition status of the asset, or alternatively upon an assumed average physical condition and mid-life, mid-time maintenance status.

BASE VALUE

         The ISTAT definition of Base Value (BV) has, essentially, the same elements of Market Value except that the market circumstances are assumed to be in a reasonable state of equilibrium. Thus, BV pertains to an idealized aircraft and market combination, but will not necessarily reflect the actual CMV of the aircraft in question at any point in time. BV is founded in the historical trend of values and value in use, and is generally used to analyze historical values or to project future values.

         ISTAT defines Base Value as the Appraiser's opinion of the underlying economic value of an aircraft, engine, or inventory of aircraft parts/equipment (hereinafter referred to as "the asset"), in an open, unrestricted, stable market environment with a reasonable balance of supply and demand. Full consideration is assumed of its "highest and best use". An asset's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's-length, cash transaction between willing, able, and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing. In most cases, the Base Value of an asset assumes the physical condition is average for an asset of its type and age. It further assumes the maintenance time/life status is at mid-time, mid-life (or benefiting from an above-average maintenance status if its is new or nearly new, as the case may be). Since Base Value pertains to a somewhat idealized asset and market combination it may not necessarily reflect the actual current value of the asset in question, but is a nominal starting value to which adjustments may be applied to determine an actual value. Because it is related to long-term market trends, the Base Value definition is commonly applied to analyses of historical values and projections of residual values.

                         III. CURRENT MARKET CONDITIONS


                                AIRBUS A-320-200


         The A320 was Airbus' first all new design since the launch of the original A300 in 1971. The program was initiated in 1983 and logged almost 400 orders prior to first delivery in 1988. The A320 is now offered with both the CFM-56 and the IAE V-2500 engine, with the CFM version having a long head start, but the V2500 gaining. At 11/30/00, 848 A320s have been delivered and 550 more are on order. The A320 has achieved a wide market base on all continents, with a total of 89 current operators.

         Other carriers, including Air France Groupe and Lufthansa, have each ordered six types of Airbus aircraft, and currently operate 116 and 114 Airbus aircraft respectively, and other major European operators are Swissair (54) and Iberia (46). However, the European influence might tilt decision-makers at airlines such as these. Airbus believes its concept will give its new designs significant advantages over Boeing aircraft, and the 1999 order books indicate it is doing just that. MBA believes the combination of extremely efficient designs and the inherent savings in training and other costs make the Airbus family an attractive avenue for an entire fleet refurbishment, as US Airways' commitment for 400-some aircraft (including options) appears to justify.

         The A320 family incorporates an increased amount of composites in its secondary structure compared to older jets, a complete fly-by-wire control system, and a computerized flight management system which, when engaged, virtually precludes putting the aircraft into stalls or other extreme conditions. This system has been blamed by some for two early incidents in which the crews placed the aircraft in an untenable position close to the ground with the system disconnected and from which it was unable to recover. These two aircraft were totally cleared by the airworthiness authorities, as well as one involved in a third incident in which the crew made a below-minimum approach in bad weather and struck high ground. The third aircraft had no ground proximity warning device installed, a device now required by the French government and long required by many others. In general, all these components have held up well in service, and the reliability of the aircraft has been excellent.

         The A320 also offers the advantage of being able to carry seven LD-3 cargo containers--a feat not even the B-767 can perform. The fuselage is approximately 10 inches wider than that of the B-727/B-737/B-757 series, offering wider aisles and roomier seats--a feature much appreciated by passengers. There are no cargo or Combi models currently offered by Airbus, although such a configuration is obviously possible. The only exception is the A300 "Beluga' an outsized special cargo aircraft, which is already being leased for commercial applications but is primarily in service for Airbus.

ECONOMICS

         The A320 vies with the B-757 for the most efficient aircraft in service. Fuel efficiency, new technology design and low operating cost parameters all combine to give this aircraft among the lowest seat mile costs of any being built or in service. MBA believes this model will produce very attractive operating and net ratios well into the next century.


                             BOEING 737-300/400/500


         As Stage 3 noise rules closed in at last on the B-737-200, Boeing re-engined the aircraft with the CFM-56 engine, which met the noise rules and also offered higher power and the opportunity to stretch both the fuselage (capacity) in the -400 model and the range. They also built the model -500, which kept the basic -200 configuration. The B-737-300 was introduced in

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the early 1980s, and entered service in 1984, several years behind the MD-80 which was already achieving extensive orders, again giving the lead to Douglas.

         As of October 2000, Boeing had delivered 1,988 of these re-engined 2nd Generation series, as the last -300 rolled out the door at Renton. Success was quick for the 2nd or "Current" Generation production B-737s, as they found homes in fleets already populated with the -100s and -200s. The aircraft particularly suited the deregulated American market, where smaller planes fitted hub-and-spoke operations. Overall, more than 100 airlines have selected the Current Generation B-737 to meet their growth/replacement needs. As airline consolidation continues, however, and as limited slot, gate, runway, and terminal facilities impede growth, we look to the airlines to turn to larger aircraft. This, in short, means that not all B-737 operators will upgrade with the newer 3rd Generation (-600/-700/-800/-900) models. The introduction of the -600/-700/-800/-900 series has preempted incoming orders for the current family (there were eight B-737-300/400/500 orders during 1999, and production and has ceased). The orders for Next Generation (NG) now stand at 1,972 of which 391 were received last year. This was the bright spot in Boeing's 2000 order picture. We suspect a good number of the orders for the -700/-800 will be converted to the -900 as time goes by. Eighty percent of American's 630-plane commitment to Boeing was for B-737s.

         Geographically, 90% of the Current Generation 737's are concentrated primarily in North America, Europe and the Pacific Rim, with the remaining 10% scattered throughout Africa, Asia and South America, and one operator with one aircraft in the Middle East.

         The 737-300/-400/-500 series is fully compliant with all current noise and environmental regulations, and has a wide margin of tolerance sufficient to meet Stage 4.

ECONOMICS

         The MBA Model indicates good operating economics for the 737-300 and particularly the higher capacity -400. The -500 is quite marginal on a comparable basis due to its lack of seat capacity and, therefore, lack of earning power. It was built to be a niche aircraft, and it is going to have to stay in its niche.


                           BOEING 737-600/700/800/900


LN-RPH

         Boeing began replacing the trio of B-737-300/-400/-500s with upgraded new generation versions beginning with the B-737-700 in 1997. Southwest Airlines' order for 63 of the series officially launched the program in late 1993, and with their most recent order of 94 with options for another 196 have secured the future of the program.

         The fuselage of these "Next Generation" (NG) aircraft mirror that of the first generation (which were out-growths of the original -100s and -200s). Upgraded avionics, a new wing design, and other improvements combine to increase range, efficiency, and performance in general. The CFM56-7 is the exclusive engine for the NG series. However, Boeing is losing market share to the more comfortable, wider A320 family.

         Prospects for the 3rd generation B-737 jets were thought to be considerably enhanced by the discontinuation of the MD-80/-90 series. The MD-95 has been adopted by Boeing as its 100-seat competitor under the aegis of B-717, competing with its own B-737-600. Airbus is becoming more aggressive with its A318/319/320/321 high-tech series and winning an increasing share of orders. During 2000 Airbus had 388 narrowbody orders, Boeing had 455.

         The Boeing 737NG aircraft are actually starting to compete with their older and larger sibling, the Boeing 757. Airlines such as Aloha and Southwest are finding the flexibility and the range offered by the 737-700 to fit very well with their respective trans-pacific and trans-continental routes. Delta has replaced their 757's with 737-800 aircraft on their routes to Central America.

While the 737s are allowing for greater economics, the success will ultimately depend upon passenger preferences and tolerances for smaller cabins over longer journeys.

         As the industry passes the peak of the current cycle, the prospects for a downturn increase, together with deferrals and cancellations of orders for both manufacturers.


                                 BOEING 747-400


9M-MPK

         The B-747-400 is the current state-of-the-art model of the 747 family. It is offered with all three engine manufacturers' power plants in passenger, Combi, and cargo models. 535 -400s have been built as of November 2000, and 66 remain on order. The aircraft incorporates all of the design improvements developed over the life of the 747 program, including the extended upper deck, a two-pilot glass cockpit, a gross weight of 883,000 pounds at takeoff, and a range of up to 8,000 statute miles. The operator list is surprisingly thin in terms of numbers of airlines, but some individual fleets are huge. There are currently 39 operators of the 747-400, however, after mega-carriers like British Airways announced the partial removal of the -400 from their fleet, there is guaranteed to be some shifting. Recently, Virgin Atlantic announced it will be taking delivery of 5 more -400's to add to their current fleet of 6 -400 aircraft. These aircraft were originally slated for Alitalia. A low gross weight, high-density model, designated as the -400D, is also offered and is being used in the Japanese domestic market.

         The continuing flow of new B-747-400s has created a surplus of older B-747-100s, -200s, and -300s on the market. Until recently the new -400s have gone to meet the pent-up demand for capacity. Half of the aircraft in service and on order are operated by Pacific Rim carriers, not including the 58 operated by United and Northwest for the same area and the fleets of the European carriers which will be deployed on Pacific routes where demand is recovering.

         We consider the long-term value of the 747-400 series to be virtually bulletproof, even when Airbus builds its A380. Although it has suffered in the short term because of forced sales in a down market, its operational capabilities, strong development history, and large market presence assure it a leading role in the aircraft market for the next several decades. Boeing has marketed several other variations of the 747-400 including extended range and stretch models, but none have been ordered to date.

ECONOMICS

         The MBA Economic Model shows both the new B-747-400 all-passenger and Combi models to have high operating margins, that are largely offset at the net level by the high costs of ownership. This effectively mandates utilization in long haul, high utilization markets which, of course, is what the aircraft was built for. But in the event of low load factors and/or yields, the heavy financial burden will be felt more strongly than with a cheaper, older aircraft.


                                BOEING 767-300 ER


         The twin-aisle semi-widebody B-767 was launched in 1978 and entered service in 1982. The aircraft has undergone significant development in terms of gross weight and capacity, affecting payload and range. The initial model, the B-767-200, offered a MTOGW of 280,000 pounds, while the current 767-300ER is certified at 412,000 pounds. Early development of the Extended Range ("ER") extended the range of the -200, enabling it to fly the Atlantic nonstop. Initial routings were circuitous, since the aircraft had to stay within 90 minutes of a landing place. But as experience was gained, the FAA and international authorities approved ETOPS (extended range twin-engine over water operations), and more direct routes became possible. The first production models of the larger 767-300 were delivered in 1986 in domestic configuration, soon to be followed by successively higher gross weight ER models.

         Orders for the -200 slowed to a trickle following the introduction of the -300, and it is probable that production of this model will be discontinued in the near future, despite Continental's recent order. Much of the success of the B-767 program is attributable to ETOPS operations, where these aircraft (as well as the A310) have replaced B-747s, DC-10s, MD11s and L-1011s on many long flights. The 767 has an exemplary overall safety record, with only three flight accidents--one attributed to inadvertent thrust reverser deployment on a Lauda Air 767-300 over Bangkok, one Ethiopian -200 lost in a hijacking incident in the Comoro Islands in 1996, and the third was the recent Egypt Air accident off the coast of Nantucket.

ECONOMICS

         The MBA Model indicates that it is hard to make money with the B-767. Satisfactory margins are achieved only by classifying the B-767 as a narrowbody in terms of seating capacity. MBA has assumed that only 67.5 percent of maximum certified seating is installed in a widebody, compared to 85 percent in a narrowbody. This is in accord with industry experience. By making this narrowbody assumption, we increased the available seating of the B-767-300 from 218 to 247.

         MBA has classified the aircraft as having seven-abreast seating. Interestingly, British tour operators utilize the aircraft in an eight-abreast configuration, thus increasing potential maximum seating from 290 seats in our model to 375 seats claimed by Boeing. With 375 seats, the B-767-300 becomes a potent economic competitor. However, until the industry shows more signs of utilizing this capability we will continue to use the conventional capacity.


                               BOEING/DOUGLAS MD11
                               Freighter


HL7371

         The MD11 was first ordered in 1986 and entered service at the end of 1990. The aircraft is a slightly larger version of the DC-10-30, with 45,000 pounds greater gross weight. The range is extended 1,000 miles to a maximum full-payload range of 7,000 miles. The aircraft was offered in passenger, cargo, and combi versions, and is equipped with the more fuel efficient PW 4460/4462 and GE CF6-80C2D1F engines.

         Early operational problems likely cost Douglas some of the inherent advantages of introducing the MD11 long before the A330/340 and 777. Fuel consumption of the MD11 has been about eight percent higher than guaranteed, although is still lower than older DC-10s. One operator (Garuda) terminated its MD11 orders for this reason.

         The MD11 is proving to be a better freighter than a passenger aircraft. An increasing number of passenger models are being converted to all-cargo led by American's 19-plane sale to FedEx. Recently, Boeing announced its purchase of 25-30 MD11's to be converted for UPS. This transaction increases the operator base for this aircraft which reinforces its position as a viable freighter.

         Boeing's election to suspend the production of Douglas commercial aircraft entirely has adversely affected the value of used models. Even though the Douglas Division will fully support their aircraft with spares and engineering, there is always a negative implication when aircraft become orphans, especially when only 192 are in current operation.

ECONOMICS

         The MD11 has proved to be a better cargo aircraft than passenger plane. Sixty-five are already in cargo configuration. When the FedEx and UPS programs are completed, more than fifty percent of the entire MD11 fleet will be all-cargo. With a 200,000 pound payload, good cube, and long range, the MD11 Freighter makes sense for a limited number of cargo operators, but not for the likes of Northern Air Cargo or Fine Air who operate in the long haul air cargo markets and use lower cost, older aircraft such as the B-747-100F, DC-8, or L-1011.


                             BOEING/DOUGLAS MD82/83


XA-AMP

         The Boeing MD-80 family of relatively quiet and fuel-efficient twinjets was initially certified by the Federal Aviation Administration in August 1980, and the first aircraft of the series entered airline service in October 1980. The final aircraft, an -83 model, was delivered to Trans World Airlines in December 1999. This ended a nineteen-year production run of 1,212 aircraft. Of those built, 1,179 remain in operation today; three have been retired, 21 are currently parked, and 12 have been destroyed.

         The MD-80's Pratt & Whitney JT8D-200 Series engines, combined with its efficient aerodynamic design, allow it to meet all current Stage III noise regulations while incurring operating costs that are among the lowest in the commercial aviation industry.

         MD-80's are rugged and proven aircraft, well liked by flight crews for their excellent handling characteristics, and appreciated by maintenance personnel for their mechanical reliability, simplicity and relatively low maintenance costs. The MD-80 series of aircraft have an excellent operational safety record; combined with MD-90s, the type has a very low "hull loss" accident rate of 0.43 per million departures.

         MD-80 Series operators range from the largest foreign and domestic trunk carriers to new startup airlines and charter operators. American Airlines operates the largest fleet of MD-80s, with a fleet of 274. The large number in operation worldwide ensures that support is widely available and economical.

         Highly reliable MD-80 series aircraft fly to more than 420 airports worldwide, with 4,800 daily flights. They have flown more than 36 million hours and 24 million flights since entering service in 1980, covering over 13 billion miles, carrying more than 1.9 billion passengers.

         Early MD-80 models were built with conventional flight instruments. Later variants were delivered equipped with four-tube Honeywell Electronic Flight Instrument Systems ("EFIS") suites.

STAGE III NOISE REGULATIONS--

         All of the above aircraft comply with the currently effective Stage III/Chapter III aircraft noise limitations, based on the information provided. However, the FAA and ICAO are currently planning the adoption of more stringent Stage IV noise regulations. The severity of the proposed new regulations currently stands at a 10 decibel reduction, however, the implementation schedule has not been determined nor the phase-out requirements. When enacted and effective these new regulations may limit the continued utilization of the subject aircraft in most areas of the world.

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                                  IV. VALUATION

         In developing the Current Adjusted Base Value of this aircraft, MBA did not inspect the aircraft or verify their historical maintenance documentation, but relied on partial information supplied by GECAS. Therefore, we used certain assumptions that are generally accepted industry practice to calculate the value of aircraft when more detailed information is not available. The principal assumptions for the aircraft are as follows, FOR EACH AIRCRAFT:

         1. The aircraft is in good overall condition.

         2. The overhaul status of the airframe, engines, landing gear and other major components are the equivalent of mid-time/mid-life, unless otherwise stated.

         3. The historical maintenance documentation has been maintained to acceptable international standards.

         4. The specifications of the aircraft are those most common for an aircraft of its type and vintage.

         5. The aircraft is in a standard airline configuration.

         6. The aircraft is current as to all Airworthiness Directives and Service Bulletins.

         7. Its modification status is comparable to that most common for an aircraft of its type and vintage.

         8. Its utilization is comparable to industry averages.

         9. There is no history of accident or incident damage.

         10. No accounting is made for lease revenues, obligations or terms of ownership unless otherwise specified.

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                     LEASE INVESTMENT FLIGHT TRUST ("LIFT")

               AIRCRAFT     ENGINE         MTOW                    DATE OF                           NOISE        ADJUSTED
NO.  SERIAL #    TYPE        TYPE          (LBS)     AIRFRAME    MANUFACTURE   LESSEE NAME        COMPLIANCE     BASE VALUE
---  --------    ----        ----          -----     --------    -----------   -----------        ----------     ----------
1     29618    B767-300ER   CF6-80C2B7F   412,000     Widebody   05/09/2000   Air 2000             Stage III     85,435,000
2     30108    B767-300ER   CF6-80C2B7F   412,000     Widebody   11/01/1999   Air Canada           Stage III     83,990,000
3     30112    B767-300ER   CF6-80C2B6F   411,990     Widebody   09/14/1999   Air Canada           Stage III     83,310,000
4     28672    B737-300     CFM56-3C1     139,500    Narrowbody  01/09/1998   Air France           Stage III     28,380,000
5     28673    B737-300     CFM56-3C1     139,500    Narrowbody  02/16/1998   Air France           Stage III     28,490,000
6     28569    B737-300     CFM56-3C1     139,500    Narrowbody  02/20/1998   Air France           Stage III     28,804,000
7     23384    B737-300     CFM56-3B2     138,500    Narrowbody  08/14/1987   America West         Stage III     15,190,000
8     24469    B737-400     CFM56-3C1     142,500    Narrowbody  07/01/1989   Asiana Airlines      Stage III     22,100,000
9     49513    MD82         JT8D-217A     149,500    Narrowbody  04/01/1990   China Eastern        Stage III     20,140,000
10    49515    MD82         JT8D-217A     149,500    Narrowbody  10/09/1990   China Eastern        Stage III     21,134,000
11    49511    MD82         JT8D-217A     149,500    Narrowbody  03/31/1990   China Eastern        Stage III     21,120,000
12     1093    A320-200     CFM56-5B4     169,750    Narrowbody  10/26/1999   China Eastern        Stage III     42,780,000
13     1108    A320-200     CFM56-5B4     169,750    Narrowbody  11/16/1999   China Eastern        Stage III     42,940,000
14    23376    B737-300     CFM56-3B2     138,500    Narrowbody  11/01/1986   Delta Air Lines      Stage III     15,210,000
15    29338    B737-300     CFM56-3C1     139,500    Narrowbody  07/07/1999   easyJet Airline Co. LtdStage III   30,650,000
16    24512    B737-400     CFM56-3C1     150,000    Narrowbody  09/01/1989   Garuda Indonesia     Stage III     21,240,000
17    28602    B737-300     CFM56-3C1     139,500    Narrowbody  09/10/1999   Go Fly Limited       Stage III     30,950,000
18    28606    B737-300     CFM56-3C1     139,500    Narrowbody  10/21/1999   Go Fly Limited       Stage III     31,100,000
19      879    A320-200     CFM56-5B4     169,754    Narrowbody  12/15/1998   Iberworld            Stage III     41,097,000
20    49419    MD82         JT8D-217A     149,500    Narrowbody  08/12/1987   Korean Airlines      Stage III     17,630,000
21    48523    MD11F        PW4460        630,490     Freighter  06/30/1992   Korean Airlines      Stage III     77,100,000
22    28609    B737-700     CFM56-7B24    154,500    Narrowbody  11/18/1999   Jet Airways          Stage III     33,210,000
23    28427    B747-400     PW4056        870,490     Widebody   03/03/1998   Malaysian Airline SystemStage III 144,930,000
24    53147    MD82         JT8D-217C     149,500    Narrowbody  08/15/1993   Nouvelair Tunisie    Stage III     23,470,000
25    28591    B737-800     CFM56-7B26    174,200    Narrowbody  04/05/1999   Pegasus              Stage III     41,090,000
26    28628    B737-800     CFM56-7B26    174,200    Narrowbody  06/02/2000   Pegasus              Stage III     42,949,000
27    28565    B737-500     CFM56-3C1     133,500    Narrowbody  11/11/1997   Rio Sul              Stage III     25,660,000
28    28592    B737-800     CFM56-7B26    174,200    Narrowbody  05/01/1999   Royal Air Maroc      Stage III     41,130,000
29    28570    B737-300     CFM56-3C1     139,500    Narrowbody  03/27/1998   SATA--Air Acores      Stage III     28,240,000
30    49501    MD82         JT8D-217A     149,500    Narrowbody  10/29/1987   Spanair              Stage III     18,950,000
31    49509    MD82         JT8D-217A     149,500    Narrowbody  08/14/1989   Spanair              Stage III     20,290,000
32    49519    MD82         JT8D-217A     149,500    Narrowbody  12/01/1990   Spanair              Stage III     21,630,000
33    49578    MD83         JT8D-219      160,000    Narrowbody  03/16/1988   Spanair              Stage III     20,150,000
34    49507    MD82         JT8D-217A     149,500    Narrowbody  11/29/1987   Spanair              Stage III     18,900,000
35    26208    B767-300ER   PW4060        407,990     Widebody   09/08/1994   TWA (American Airlines)Stage III   63,920,000
36    28671    B737-300     CFM56-3C1     139,500    Narrowbody  11/18/1997   VARIG                Stage III     27,770,000
37    28584    B737-700     CFM56-7B24    154,500    Narrowbody  12/28/1998   VARIG                Stage III     31,790,000
38     1152    A320-200     CFM56-5B4     169,754    Narrowbody  02/03/2000   Volare               Stage III     43,955,000
39    30110    B767-300ER   CF6-80C2B7F   411,990     Widebody   12/15/1999   Aeroflot             Stage III     84,390,000
                                                                                                              -------------
                                                                                                              1,521,214,000
                                                                                                              =============

                                  VI. COVENANTS

         This report has been prepared for the exclusive use of LIFT and shall not be provided to other parties by MBA without the express consent of LIFT. MBA certifies that this report has been independently prepared and that it fully and accurately reflects MBA's opinion as to the Current Adjusted Base Value. MBA further certifies that it does not have, and does not expect to have, any financial or other interest in the subject or similar aircraft.

         This report represents the opinion of MBA as to the Current Adjusted Base Value of the subject aircraft and is intended to be advisory only, in nature. Therefore, MBA assumes no responsibility or legal liability for any actions taken, or not taken, by LIFT or any other party with regard to the subject aircraft. By accepting this report, all parties agree that MBA shall bear no such responsibility or legal liability.

         This report has been prepared by:


                                              Bryson P. Monteleone
                                              Director of Operations


                                              Reviewed by:


                                              Morten S. Beyer, Appraiser Fellow
                                              Chairman & CEO
                                              ISTAT Certified Senior Appraiser


May 15, 2001


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